SEC Mail Processing Section
JUL 14 2008
Washington, DC
106

SECURI 08032139 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response..........	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JUL 1 4 2008
505

SEC FILE NUMBER
8-51841

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/01/07** (MM/DD/YY) AND ENDING **04/30/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RSM EquiCo Capital Markets LLC** (an indirect, wholly owned subsidiary of H&R Block, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

575 Anton Boulevard, Eleventh Floor
(No. and street)

Costa Mesa	**CA**	**92626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Ann Thurmond **(714) 327-8800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut, Suite 3300	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 8 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Margaret Ann Thurmond, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to RSM EquiCo Capital Markets LLC (the "Company") as of and for the year ended April 30, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: July 1, 2008

Title: Chief Financial Officer

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this First (1st) day of July, 2008 by Margaret Ann Thurmond, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

NICOLA M. MCDOWELL
Commission # 1696763
Notary Public - California
Orange County
My Comm. Expires Sep 30, 2010

(Seal)

Signature: [signature]

Nicola Marie McDowell
Notary Public
County of Orange/State of California

RSM EquiCo
Capital Markets LLC

(An indirect, wholly owned subsidiary of H&R Block, Inc.)

SEC I.D. No. 8-51841

Financial Statements as of and for the
Year Ended April 30, 2008,
Supplemental Schedules as of April 30, 2008,
and Independent Auditors' Report and Supplemental Report on
Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

RSM EquiCo, Inc. ("Member")
RSM EquiCo Capital Markets LLC
Costa Mesa, California

We have audited the accompanying statement of financial condition of RSM EquiCo Capital Markets LLC (the "Company") (an indirect, wholly owned subsidiary of H&R Block, Inc.) as of April 30, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 30, 2008

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2008

ASSETS

Current assets:	
Cash and cash equivalents	$ 16,438,794
Accounts receivable	133,168
Due from affiliate (Note 2)	916,360
Prepaid expenses	1,026,557
Total current assets	18,514,879
Property and equipment at cost, net of accumulated depreciation and amortization of $3,926,982 (Note 3)	4,878,311
TOTAL ASSETS	$ 23,393,190

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Accounts payable, accrued expenses, and other current liabilities	$ 945,369
Employee commissions, bonus, and other compensation payable	7,467,066
Due to parent, net (Note 2)	2,798,991
Deferred revenue	1,561,323
Total current liabilities	12,772,749
Noncurrent liabilities	1,107,652
Total liabilities	13,880,401
Commitments and contingencies (Note 4)	
Member's capital	9,512,789
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 23,393,190

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2008

REVENUES:	
Advisory fees	$39,717,138
Interest income	276,685
	39,993,823
EXPENSES:	
General and administrative expenses allocated, net	15,840,304
Employee commissions and bonuses	12,573,762
Regulatory fees	256,429
Other	282,250
	28,952,745
Income before income taxes	11,041,078
INCOME TAXES:	
Current:	
Federal	3,680,150
State	1,022,000
Deferred	(112,000)
	4,590,150
NET INCOME	$ 6,450,928

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED APRIL 30, 2008

BALANCE — May 1, 2007	$ 5,061,861
Distributions to parent company	(2,000,000)
Net income	6,450,928
BALANCE — April 30, 2008	$ 9,512,789

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,450,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	148,801
Changes in assets and liabilities:	
Accounts receivable	2,370,191
Due from affiliate	(916,360)
Prepaid expenses	(669,223)
Accounts payable, accrued expenses, and other current liabilities	924,094
Deferred revenue	508,032
Due to parent, net	1,413,196
Employee commissions, bonuses, and other compensation payable	3,444,274
Noncurrent liabilities	1,107,652
Net cash provided by operating activities	14,781,585
CASH FLOWS FROM INVESTING ACTIVITIES —	
Property and equipment	(5,027,112)
CASH FLOWS FROM FINANCING ACTIVITIES —	
Distributions to parent company	(2,000,000)
Net increase in cash and cash equivalents	7,754,473
CASH AND CASH EQUIVALENTS — Beginning of year	8,684,321
CASH AND CASH EQUIVALENTS — End of year	$ 16,438,794

See accompanying notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — RSM EquiCo Capital Markets LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a limited liability company (LLC) and is a wholly owned subsidiary of RSM EquiCo, Inc. (the "Parent" or "Member"), which is an indirect, wholly owned subsidiary of H&R Block, Inc. ("Block"). The Company was organized under the laws of the State of Delaware on May 10, 1999, and admitted to the State of California as a foreign corporation on May 20, 1999.

The Company, in connection with its activities as a broker/dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from provisions of Rule 15c3-3 of the SEC.

The Company engages in advisory services related to merger and acquisition activities of both private and public companies. Advisory services related to merger and acquisition activities include private placement of securities exempt from registration, private resale of securities exempt from registration, and merger and acquisition advisement. The Company also provides advisory services on other financing arrangements, including private placement of debt and equity securities. The Company must operate pursuant to the provisions of the Customer Protection Rule, SEC Rule 15c3-3(a)(2)(i), which provides that the Company will not receive or hold customers' funds or securities in connection with its activities as a broker/dealer.

The Parent provided educational information on valuation techniques and other matters related to selling companies, and performed valuation services. These business lines were discontinued during fiscal 2008. Consequently, certain assets, including property and equipment, net of accumulated depreciation and amortization, and certain liabilities have been transferred to the Company from the Parent (see Note 2). The Parent is not authorized to engage in broker/dealer activities.

The Company had been dependent on the business activities of the Parent to generate referrals to the Company and to absorb expenses of the Company; however, the Company has removed its reliance on the Parent and is originating its own client base. The Parent has committed to fund shortfalls, if any, from the Company's operations, as well as maintain required capital levels of the Company, over at least the next 12 months.

Distributions shall be made to the Member at the time and in aggregate amounts determined by the Member.

Cash and Cash Equivalents — Cash and cash equivalents, which consist of cash in the bank, may include highly liquid short-term investments having an original maturity of three months or less.

Advisory Fees and Deferred Revenue — Fees related to merger and acquisition activities are recognized as earned upon completion of the transaction. Fees related to services on other financing

arrangements are recognized as earned ratably over the term of their respective contracts (typically one year), with any unearned portion of such fees that have been received reported as deferred revenue.

Prepaid Expenses — Prepaid expenses consist of licensing and registration fees paid in advance that are amortized ratably over the applicable license or registration period, deferred commissions amortized ratably over the terms of the respective contracts, and access fees for research databases paid in advance and amortized ratably over the terms of the contracts.

Property and Equipment — Property and equipment are initially recorded at cost and are depreciated over the estimated useful life of the assets using the straight-line method. The Company amortizes leasehold improvements over the shorter of seven years or the remaining term of the lease using the straight-line method. Estimated useful lives are five to seven years for computers and other equipment.

Certain allowable costs are capitalized for software developed for internal use. These costs are typically amortized over 36 months using the straight-line method. Software purchased for internal use is capitalized at cost and typically amortized over 36 months using the straight-line method.

Income Taxes — The Company is a single member LLC, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. The Company includes its tax results with Block since, as a single member LLC, the Company does not file its own income tax returns. For the year ended April 30, 2008, and consistent with prior practice, the Company has provided for income taxes as if it were a stand-alone taxpayer (see Note 2).

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes.

The Company is subject to the provisions of FIN No. 48 as of May 1, 2007. The Company's financial statements as of and for the year ended April 30, 2008 do not reflect any FIN No. 48 liabilities or associated accruals for taxes, interest or penalties as such amounts are not material.

Lease Incentives — Lease incentives received to fund improvements to the leased premises of the Parent are recorded as a deferred lease incentive liability and amortized as a credit to rent expense over the life of the lease term in accordance with the guidance in FASB Technical Bulletin 88-1, *Issues Relating to Accounting for Leases*. These incentives are recorded in noncurrent liabilities on the statement of financial condition as they were among the liabilities transferred to the Company from the Parent (see Note 2).

Use of Estimates — The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards — In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In

February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 157 and 159 effective May 1, 2008 and their potential impact, if any, on the Company's financial statements is currently being assessed by management.

2. RELATED-PARTY TRANSACTIONS

On July 11, 2003, the SEC Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addressed situations in which an affiliated party has agreed to pay expenses related to the business of the broker/dealer and required that the broker/dealer either record the expenses borne by the affiliate or adjust its net capital to reflect these expenses.

Some of the Company's registered principals and employees are also officers and employees of the Parent. Other than employee commissions and bonuses, salaries and benefits of the registered principals and employees are paid by the Parent. In addition, the Company and the Parent have an agreement which provides that the Parent will pay for all overhead expenses, including rent and utilities, of the Company. The Company elected to record and reimburse its allocated portion of expenses paid by the Parent. For the year ended April 30, 2008, the Company's allocated portion of administrative expenses of $16,756,664 is included in the accompanying statement of income. This amount includes $1,370,188 related to the Company's allocated portion of finder's fees and management fees paid by the Parent to RSM McGladrey, Inc. (RSM), of which the Company is an indirect, wholly owned subsidiary.

RSM engaged the Company to provide advisory services for the sale of certain portions of RSM's business. The Company recognized $332,255 in advisory fee revenue during the year ended April 30, 2008 as a result of these engagements.

The Company's executives and employees are able to participate in certain compensation programs offered by Block, which include an employee stock purchase plan (ESPP) and a deferred compensation plan (DCP). Block provides employees with the option to purchase shares of its common stock through payroll deductions. The purchase price of the stock is 90% of the lower of either the fair market value of the common stock on the first trading day within the option period or on the last trading day of the option period. Option periods are six-month periods beginning on January 1 and July 1 of each year. Certain employees are invited by Block to participate in its DCP which permits these employees to defer portions of their compensation and accrue income on these deferred amounts. As of April 30, 2008, the amounts accrued pertaining to payroll deductions for the ESPP and DCP totaled $59,506 and $183,972, respectively. These amounts are included in Due to Parent in the accompanying statement of financial condition.

On September 20, 2007, the Company paid a distribution in the amount of $2,000,000 to the Parent.

The Company is allocated income taxes from the Parent as if it were a stand-alone taxpayer. Current and deferred income taxes totaling approximately $4,590,150 were allocated to the Company and are included in the accompanying statement of income. Included in Due to Parent, net as of April 30, 2008 are approximately $205,000 of deferred income tax assets, which represent the tax effects of book and tax basis differences. These temporary differences primarily relate to compensation, certain accruals, and prepaid expenses not currently deductible for federal income tax purposes.

The balance of $2,798,991 shown as Due to Parent, net in the accompanying statement of financial condition as of April 30, 2008, is the remainder of general and administrative expenses allocated, net, deferred compensation arrangements with Block, and income tax expense.

Effective May 1, 2007, an advisory services agreement was executed between the Company, its Parent, and an affiliate, RSM EquiCo Canada, Inc. (the "Affiliate"). The Company will make available investment banking, financial advisory, valuation, risk management, and marketing and promotional services from time to time, and the Parent will provide financial and accounting, legal, personnel, and administrative support to the Affiliate. As of April 30, 2008, $916,360 is shown as Due from Affiliate in the accompanying statement of financial condition representing the amount due the Company under the agreement, which reduced the general and administrative expenses allocated, net.

During fiscal 2008, the Parent discontinued its educational seminars and valuation business. Effective March 31, 2008, the Company became the primary operating unit of the Parent precipitating the transfer of certain assets and liabilities from the Parent. Transferred assets included prepaid expenses, primarily relating to research database contracts, and property and equipment, net of accumulated depreciation and amortization. Transferred liabilities included accrued operating and compensation costs. The Company reimbursed the Parent for the net book value of the transferred items through Due to Parent, net. The following amounts were transferred to the Company as of March 31, 2008.

Assets:	
Prepaid expenses	$ 658,164
Property and equipment, net of accumulated depreciation and amortization	4,933,501
Total assets transferred	5,591,665
Liabilities:	
Accounts payable and other accrued expenses	912,931
Employee compensation payable	1,363,555
Noncurrent liabilities	1,077,805
Total liabilities transferred	3,354,291
Assets, net of liabilities transferred	$2,237,374

3. PROPERTY AND EQUIPMENT

The components of property and equipment as of April 30, 2008 are as follows:

Computers and other equipment	$ 3,789,271
Capitalized software	2,474,116
Leasehold improvements	2,538,869
Construction in progress	3,037
	8,805,293
Less accumulated depreciation and amortization	(3,926,982)
	$ 4,878,311

Depreciation and amortization expense subsequent to the transfer of net assets on March 31, 2008, totals $148,801. Included in depreciation and amortization expense is amortization of capitalized software of $55,048.

4. COMMITMENTS AND CONTINGENCIES

The operations of the Company are conducted on premises leased by the Parent. The operating leases for the Costa Mesa, California, and Chicago, Illinois, locations end in January 2013 and June 2009, respectively. Rent expense (included in general and administrative expenses allocated, net) for the year ended April 30, 2008, totals $983,238. Future minimum lease commitments of the Parent as of April 30, 2008 and for the years ended April 30 are as follows:

2009	$ 1,498,000
2010	1,460,000
2011	1,481,000
2012	1,518,000
2013	1,160,000

The Parent is a party to a putative class action filed on July 11, 2006 and entitled *Do Right's Plant Growers v. RSM EquiCo, Inc., RSM McGladrey, Inc., H&R Block, Inc. and Does 1-100, inclusive*, Case No. 06 CC00137, in the California Superior Court, Orange County. The Company is a named defendant in this litigation. The complaint contains allegations regarding business valuation services provided by the Parent, including fraud, negligent misrepresentation, breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, and unfair competition, and seeks unspecified damages, restitution, and equitable relief. The Parent intends to defend this case vigorously. The amount claimed in this action is substantial, and there can be no assurance regarding the outcome and resolution of this matter and the impact, if any, on the Company.

The Company is party to other legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

5. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. The Company is required to maintain a minimum net capital of not less than $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, pursuant to the Rule. At April 30, 2008, the Company had net capital for regulatory purposes of $3,617,878, which was $2,867,239 in excess of its required net capital of $750,639. The Company's ratio of aggregate indebtedness to net capital was 3.11-to-1 at April 30, 2008.

* * * * * *

SUPPLEMENTAL SCHEDULES

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2008

MEMBER'S CAPITAL	$ 9,512,789
ADD ALLOWABLE CREDITS:	
Noncurrent liabilities - deferred lease incentive	1,059,485
LESS NONALLOWABLE ASSETS:	
Property and equipment, net	4,878,311
Prepaid expenses	1,026,557
Accounts receivable	133,168
Due from affiliate	916,360
Net capital	3,617,878
NET CAPITAL REQUIREMENT —	
Greater of 6 2/3% of aggregate indebtedness or $5,000	750,639
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,867,239
AGGREGATE INDEBTEDNESS	$11,259,593
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.11
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of April 30, 2008):	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 3,874,404
Adjustment to income taxes	(256,526)
NET CAPITAL, as amended on June 30, 2008 per above	$ 3,617,878

SCHEDULE H

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2008

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

June 30, 2008

RSM EquiCo Capital Markets LLC
575 Anton Boulevard
Costa Mesa, California

In planning and performing our audit of the financial statements of RSM EquiCo Capital Markets LLC (the "Company") (an indirect, wholly owned subsidiary of H&R Block, Inc.) for the year ended April 30, 2008 (on which we issued our report dated June 30, 2008), in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate. A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008, to meet the SEC's objectives. However, on January 10, 2008, during an examination by the Financial Industry Regulatory Authority, Inc., a cash deposit was determined to be improperly classified as an allowable asset. Upon reclassification of the cash deposit to nonallowable assets, the Company's net capital was below the minimum amount required under Exchange Act Rule 15c3-1, and the Company's aggregate indebtedness exceeded 1500% of its net capital. The Company took immediate actions to become compliant with its net capital requirement and its aggregate indebtedness ratio. The Company filed a notice with the SEC describing these net capital deficiencies on January 10, 2008 in accordance with SEC Rule 17a-11(b).

This report is intended solely for the information and use of the RSM EquiCo, Inc., management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP